					Exhibit 99(b)

Entergy Gulf States, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
	Twelve Months Ended
	December 31,					June 30,

	2000	2001	2002	2003	2004	2005

Fixed charges, as defined:
Total Interest charges	$158,949	$174,368	$144,840	$157,343	$133,598	$127,159
Interest applicable to rentals	18,307	18,520	16,483	16,694	13,707	9,826

Total fixed charges, as defined	177,256	192,888	161,323	174,037	147,305	136,985

Preferred dividends, as defined (a)	15,742	13,017	6,190	6,845	6,991	6,618

Combined fixed charges and preferred dividends, as defined	$192,998	$205,905	$167,513	$180,882	$154,296	$143,603

Earnings as defined:

Income (loss) from continuing operations before extraordinary items and
the cumulative effect of accounting changes	$180,343	$179,444	$174,078	$63,895	$192,264	$162,581
Add:
Income Taxes	103,603	82,038	65,997	24,249	108,288	87,263
Fixed charges as above	177,256	192,888	161,323	174,037	147,305	136,985

Total earnings, as defined (b)	$461,202	$454,370	$401,398	$262,181	$447,857	$386,829

Ratio of earnings to fixed charges, as defined	2.60	2.36	2.49	1.51	3.04	2.82

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	2.39	2.21	2.40	1.45	2.90	2.69

(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.